                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                                    -------

                              CuraGen Corporation
                   -----------------------------------------
                               (Name of Issuer)

                                 Common Stock
                   -----------------------------------------
                        (Title of Class of Securities)

                                  23126R 10 1
                   -----------------------------------------
                                (CUSIP Number)

                               December 31, 1999
                   -----------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [_]  Rule 13d-1(b)

          [_]  Rule 13d-1(c)

          [x]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 9 pages
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================================
CUSIP NO.   23126R 10 1                13G
================================

================================================================================
1     NAME(S) OF REPORTING PERSON(S)
      S.S. OR I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S)

      Henry M. Rothberg

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [_]

                                                                       (b) [_]
--------------------------------------------------------------------------------
3     SEC USE ONLY



--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

================================================================================
                                5     SOLE VOTING POWER
NUMBER OF SHARES
                                      39,550 shares
                               -------------------------------------------------
BENEFICIALLY                    6     SHARED VOTING POWER

OWNED BY                              954,496 shares (consists of (i) 10,000
                                      shares of Common Stock owned jointly by
                                      Mr. Rothberg and his wife, (ii) 634,130
                                      shares of Common Stock held by Grand
                                      Hemroc Limited Partnership, and (iii)
                                      310,366 shares of Common Stock underlying
                                      currently exercisable warrants held by
                                      Grand Hemroc Limited Partnership.) Mr.
                                      Rothberg and his wife serve as co-general
                                      partners of Grand Hemroc Limited
                                      Partnership.
                               -------------------------------------------------
EACH                            7     SOLE DISPOSITIVE POWER

REPORTING                             39,550 shares
                               -------------------------------------------------
PERSON                          8     SHARED DISPOSITIVE POWER

WITH 954,496 shares (consists of (i) 10,000 shares of Common Stock owned jointly by Mr. Rothberg and his wife, (ii) 634,130 shares of Common Stock held by Grand Hemroc Limited Partnership, and (iii) 310,366 shares of Common Stock underlying currently exercisable warrants held by Grand Hemroc Limited Partnership.) Mr. Rothberg and his wife serve as co-general partners of Grand Hemroc Limited Partnership.
================================================================================

                               Page 2 of 9 pages
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================================================================================
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          994,046 shares (consists of (i) 39,500 shares of Common Stock held by Mr. Rothberg (ii) 10,000 shares of Common Stock owned jointly by Mr. Rothberg and his wife, (iii) 634,130 shares of Common Stock held by Grand Hemroc Limited Partnership, and (iv) 310,366 shares of Common Stock underlying currently exercisable warrants held by Grand Hemroc Limited Partnership.) Mr. Rothberg and his wife serve as co-general partners of Grand Hemroc Limited Partnership.
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

          Not applicable.
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          6.05%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

          IN
================================================================================

                               Page 3 of 9 pages
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================================
CUSIP NO.   23126R 10 1               13G
================================

================================================================================
1        NAME(S) OF REPORTING PERSON(S)
         S.S. OR I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S)

         Lillian R. Rothberg

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [_]

                                                                     (b)  [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY



--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

================================================================================

                                5     SOLE VOTING POWER
NUMBER OF SHARES
                                      39,400 shares
                               -------------------------------------------------
BENEFICIALLY                    6     SHARED VOTING POWER

OWNED BY                              954,496 shares (consists of (i) 10,000
                                      shares of Common Stock owned jointly by
                                      Mrs. Rothberg and her husband, (ii)
                                      634,130 shares of Common Stock held by
                                      Grand Hemroc Limited Partnership, and
                                      (iii) 310,366 shares of Common Stock
                                      underlying currently exercisable warrants
                                      held by Grand Hemroc Limited Partnership.)
                                      Mrs. Rothberg and her husband serve as co-
                                      general partners of Grand Hemroc Limited
                                      Partnership.
                               -------------------------------------------------
EACH                            7     SOLE DISPOSITIVE POWER

REPORTING                             39,400 shares
                               -------------------------------------------------
PERSON                          8     SHARED DISPOSITIVE POWER

WITH 954,496 shares (consists of (i) 10,000 shares of Common Stock owned jointly by Mrs. Rothberg and her husband, (ii) 634,130 shares of Common Stock held by Grand Hemroc Limited Partnership, and
                                      (iii) 310,366 shares of Common Stock
                                      underlying currently exercisable warrants
                                      held by Grand Hemroc Limited Partnership.)
                                      Mrs. Rothberg and her husband serve as co-
                                      general partners of Grand Hemroc Limited
                                      Partnership.
================================================================================

                               Page 4 of 9 pages
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================================================================================
 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          993,896 shares (consists of (i) 39,400 shares of Common Stock held by Mrs. Rothberg, (ii) 10,000 shares of Common Stock owned jointly by Mrs. Rothberg and her husband, (iii) 634,130 shares of Common Stock held by Grand Hemroc Limited Partnership, and (iv) 310,366 shares of Common Stock underlying currently exercisable warrants held by Grand Hemroc Limited Partnership.) Mrs. Rothberg and her husband serve as co-general partners of Grand Hemroc Limited Partnership.
 -------------------------------------------------------------------------------
 10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

          Not applicable.
 -------------------------------------------------------------------------------
 11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          6.05%
--------------------------------------------------------------------------------
 12       TYPE OF REPORTING PERSON*

          IN
================================================================================


Item 1(a)    Name of Issuer
             --------------

             CuraGen Corporation


Item 1(b)    Address of Issuer's Principal Executive Offices
             -----------------------------------------------

             555 Long Wharf Drive
             New Haven, CT 06511


Item 2(a)    Name of Person Filing
             ---------------------

             Henry M. Rothberg and Lillian R. Rothberg


Item 2(b)    Address of Principal Business Office or, if none, Residence
             -----------------------------------------------------------

             Laticrete International, Inc.
             One Laticrete Park North
             Bethany, CT 06524-3423

                               Page 5 of 9 pages
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Item 2(c)  Citizenship
           -----------

           Mr. and Mrs. Rothberg are United States citizens

Item 2(d)  Title of Class of Securities
           ----------------------------

           Common Stock

Item 2(e)  CUSIP Number
           ------------
           23126R 10 1

Item 3.    If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
           --------------------------------------------------------------------
           (c), check whether the person filing is a
           -----------------------------------------

      (a) [_] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

      (b)  [_]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) [_] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e)  [_]  An investment Adviser in accordance with (S)240.13d-
                1(b)(1)(ii)(E).

      (f)  [_]  An employee benefit plan or endowment fund in accordance with
                (S)240.13d-1(b)(1)(ii)(F).

      (g)  [_]  A parent holding company or control person in accordance with
                (S)240.13d-1(b)(1)(ii)(G).

      (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      (j)  [_]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J)

                               Page 6 of 9 pages
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Item 4.   Ownership
          ---------

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount Beneficially Owned:

          Mr. Rothberg beneficially owns 994,046 shares, consisting of (i) 39,550 shares of Common Stock held by Mr. Rothberg, (ii) 10,000 shares of Common Stock owned jointly by Mr. Rothberg and his wife, (iii) 634,130 shares of Common Stock held by Grand Hemroc Limited Partnership, and (iv) 310,366 shares of Common Stock underlying currently exercisable warrants held by Grand Hemroc Limited Partnership. Mrs. Rothberg beneficially owns 993,896 shares, consisting of (i) 39,400 shares of Common Stock held by Mrs. Rothberg, (ii) 10,000 shares of Common Stock owned jointly by Mrs. Rothberg and her husband, (iii) 634,130 shares of Common Stock held by Grand Hemroc Limited Partnership, and (iv) 310,366 shares of Common Stock underlying currently exercisable warrants held by Grand Hemroc Limited Partnership. Mr. and Mrs. Rothberg serve as co-general partners of Grand Hemroc Limited Partnership.

     (b)  Percent of Class:

          Mr. and Mrs. Rothberg own 6.3% of the Common Stock of the Issuer.

     (c)  Number of shares as to which such person has:

          (i)    sole power to vote or to direct the vote:

                 Mr. Rothberg: 39,550 shares
                 Mrs. Rothberg: 39,400 shares

          (ii)   shared power to vote or to direct the vote:

                 Mr. Rothberg: 954,496 shares.
                 Mrs. Rothberg: 954,496 shares.

          (iii)  sole power to dispose or to direct the disposition of:

                 Mr. Rothberg: 39,550 shares
                 Mrs. Rothberg: 39,400 shares

          (iv)   shared power to dispose or to direct the disposition of:

                 Mr. Rothberg: 954,496 shares.
                 Mrs. Rothberg: 954,496 shares.

                               Page 7 of 9 pages
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Item 5.   Ownership of Five Percent or Less of a Class
          --------------------------------------------


     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [_]


Item 6.   Ownership of More than Five Percent on Behalf of Another Person
          ---------------------------------------------------------------


     Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the
          ----------------------------------------------------------------------
          Security Being Reported on By the Parent Holding Company
          --------------------------------------------------------


     Not applicable.

Item 8.   Identification and Classification of Members of the Group
          ---------------------------------------------------------


     Not applicable.

Item 9.   Notice of Dissolution of Group
          ------------------------------


     Not applicable.

Item 10.  Certification
          -------------


     Not applicable.

                               Page 8 of 9 pages

                                   Signature
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                        February 9, 2000
                                                --------------------------------
                                                              (Date)


                                                      /s/ Henry M. Rothberg
                                                -------------------------------
                                                           (Signature)


                                                       Henry M. Rothberg
                                                --------------------------------
                                                        (Name and Title)

                                                     /s/ Lillian R. Rothberg
                                                --------------------------------
                                                            (Signature)


                                                       Lillian R. Rothberg
                                                 ------------------------------
                                                         (Name and Title)

Exhibit 1
                           JOINT FILING AGREEMENT OF
                   HENRY M. ROTHBERG AND LILLIAN R. ROTHBERG



          The undersigned hereby agree that the Schedule 13G with respect to the securities of CuraGen Corporation dated as of even date herewith is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended.


Dated: February 9, 2000

                                                /s/ Henry M. Rothberg
                                                ---------------------------
                                                Henry M. Rothberg


                                                /s/ Lillian R. Rothberg
                                                ---------------------------
                                                Lillian R. Rothberg

                               Page 9 of 9 pages